

April 3, 2012

Stergios Theologides, Esq.
Senior Vice President, General Counsel and Secretary
CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707

>   **Re: CoreLogic, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 9, 2012**
>   **File No. 333-180033**

Dear Mr. Theologides:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The staff is concurrently conducting a review of your Form 10-K for the fiscal year ended December 31, 2011. Please be advised that our comments on your Form 10-K will need to be resolved prior to the requested effectiveness date of your registration statement.

2.   We note that you are registering the 7.25% Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Forward-Looking Statements, page 1

3.   The safe harbor for forward-looking statements provided in the Private Securities
        Litigation Reform Act of 1995 does not apply to statements made in connection with a
        tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of
        the Exchange Act. Therefore, please delete the reference to the safe harbor or state
        explicitly that the safe harbor protections it provides do not apply to statements made in
        connection with the offer.

The Exchange Offer

Expiration date; extension; termination; amendment; page 30

4.   Please confirm that the expiration date will be included in the final prospectus
        disseminated to security holders and filed pursuant to the applicable provisions of
        Securities Act Rule 424.

5.   We note your reservation of the right to amend the terms of the offer. Please revise to
        indicate that, in the event of a material change in the offer, including the waiver of a
        material condition, you will extend the offer period if necessary so that at least five
        business days remain in the offer following notice of the material change.

6.   Please revise to indicate how the public announcement of the extension of the offer
        discloses the number of securities deposited to date, in accordance with the requirements
        of Exchange Act Rule 14e-1(d).

Acceptance of restricted notes for exchange; delivery of note, page 36

7.   Please revise the disclosure in the first paragraph to state that the issuer will issue the new
        notes promptly after expiration rather than after acceptance.

8.   We note the disclosure in the last paragraph indicating that you will return old notes not
        accepted for exchange "as promptly as practicable" after expiration or termination of the
        exchange offer. Exchange Act Rule 14e-1(c) requires that you return the old notes
        "promptly" upon expiration or termination of the offer, as applicable. Please revise here
        and throughout your document, as necessary.

Certain conditions to the exchange offer, page 36

9.   All offer conditions, except those related to the receipt of government regulatory
        approvals necessary to consummate the offer, must be satisfied or waived at or before the
        expiration of the offer, not merely before the acceptance of outstanding notes for
        exchange. Please revise the language accordingly.

10.   We note that you may determine in your "reasonable judgment" whether the offer
        conditions have been satisfied. Please revise to include an objective standard for the
        determination of whether a condition has been satisfied.

Resale of Notes, page 39

11.   In the third bullet point under this section, please include, if true, that the notes are
        acquired in the ordinary course of business of the holder and any beneficial owner.

Signatures, page S-2

12.   We note that that there are additional guarantors in the Senior Notes Indenture included
        in exhibit 4.1 of the Form 8-K filed May 25, 2011. Please advise.

Exhibit 99.1

13.   Refer to the carryover paragraph at the bottom of page 5 and the paragraph immediately
        following. Please delete the language in the letter indicating that the "undersigned
        understands" or "hereby understands" certain terms of the exchange.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Sharon R. Flanagan, Esq.
        Sidley Austin LLP